Mail Stop 3561

May 18, 2010

Steven White, Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, Washington 98008-6418

      Re: ITEX Corporation
              Form 10-K for the Year Ended July 31, 2009
              Filed October 15, 2009
              Form 10-Q for the Period Ended January 31, 2010
              Filed March 9, 2010
              Form 10-Q for the Period Ended October 31, 2009
              Filed December 10, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed November 2, 2009
              File No. 0-18275

Dear Mr. White:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended July 31, 2009

Item 1A. Risk Factors, page 9

1. In future filings, please revise your Risk Factors section so that you discuss all of the known material factors that make an investment in your securities speculative or risky. In this regard, please place risk factors in context so your readers can understand the specific risk as it applies to you. See Item 503(c) of Regulation S-K and Release No. 33-7497. As examples only and not an exhaustive list of the revisions you should make, please address the following:

    •   It appears that you have discussed certain material risks in other parts of your document that you have not included as risks in your Risk Factors section. For example, on page eight, you state that certain adverse findings in one or more areas in which you are regulated could hurt the enforceability of your agreements or permit the recovery of damages and penalties that could have a material adverse effect on your business, results of operations, cash flows, and financial condition, but you do not provide this issue as a risk in your Risk Factors section. As another example, on page six and elsewhere in your document, you state that you are dependent on your software and information systems for the successful operation of your Marketplace, but you have not included any risk factors regarding the risks of a breach of your system's security, your system failing, or your inability to recover data following a disaster to your system. Therefore, please revise your Risk Factors section to include all material risks to you.

    •   Please revise your risk factors generally, including but not limited to your first and last risk factors, so that you describe the risk in each risk factor as it specifically applies to you and not in generic terms that could apply to any company or security.

    •   Please revise the subcaptions of your risk factors so that each subcaption briefly but clearly explains the risk that is expanded upon in that risk's narrative discussion. For example, the subcaption of the second risk factor on page 11 states that you are dependent on your broker network and franchise model. Please revise this subcation to state how being dependent on your broker network and franchise model is a risk to you.

    •   Please revise your first risk factor into multiple risk factors so that you disclose each distinct risk as a separate risk factor, including but not limited to the risks that you will not be successful in your acquisition efforts, you will not continue to be operated profitably, your acquisitions could result in operating difficulties, you have limited experience in acquiring companies, and you may not be able to successfully integrate acquired companies into your current operations.

- Please remove the first sentence from your first risk factor, as it tends to mitigate the risk to you.

- In your first full risk factor on page 10, you state that any loss of key officers, key management, and other personnel could impair your ability to successfully execute your business strategy. However, you mention only one individual, Steven White, whose loss is a risk to you. Please disclose all the key officers, key management, and other personnel whose loss is a risk to you or revise your disclosure accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 14

2. In future filings, please expand your Overview section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. Please note the following examples, but realize that these are examples only and not an exhaustive list of the matters you should address:

- In the penultimate paragraph on page 14, you state that, since 2004, you have sustained your profitability and net cash flows from operating activities by focusing your business model on cashless transaction processing and supporting your broker network. Please discuss whether you believe this trend will continue in future periods, the basis for this belief, how you have focused on cashless transaction processing and supporting your broker network, whether you believe you will make any changes to the way you do so, and the impact you believe any changes will have on you.

- In this regard, on page nine, you state that your prospects for the future must be considered in light of the uncertainty of revenues and markets. Please discuss in greater detail these uncertainties, their impact on you, and any steps you are taking to deal with the uncertainties.

- Under the heading "Revenue Growth" on page 14, you state that you are seeking to increase your revenues and net income by minimizing the barriers to join the Marketplace, marketing the benefits of participation in the Marketplace, adding new franchises, and enhancing your internet applications and web services. Please discuss how you plan to accomplish each of these goals going forward and the steps you have taken already to accomplish these goals, if any.

- In the second paragraph on page 15, you state that the acquisition of two separate trading communities from ATX and Intagio allowed you to expand into San Francisco, Chicago, and Cleveland, in addition to adding members in New York, New Jersey, and Connecticut. Please explain in greater detail how these acquisitions allowed you to expand into these geographic areas, the impact of this expansion on you, and whether you have any further plans for expansion or acquisitions in future periods.

- On page 16, you state that you attributed the decrease in income before income taxes for the year ended July 31, 2009 "primarily to an increase in bad debt expense of $457 due to the impact of current economic events." Please discuss the current economic events that you mention, how they have impacted you, whether you believe these events will continue in future periods, and the steps you are taking based on this belief, if any.

Item 9A(T). Controls and Procedures, page 66

(a) Disclosure controls and procedures, page 66

3. Currently, you have provided only part of the definition of disclosure controls and procedures with respect to your statement that disclosure controls and procedures are defined under our rules as controls and other procedures that are designed to "ensure that information required to be disclosed by a company in reports that it files under the Exchange Act are recorded, processed, summarized, and reported within the required time periods." Please confirm, if true, that management concluded also that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please note the definition is not required, however, the definition should conform exactly to Item 307 of Regulation S-K if included. See Exchange Act Rules 13a-15(e) or 15d-15(e).

4. In this regard, please confirm, if true, that management concluded also that your disclosure controls and procedures for the periods ended October 31, 2009 and January 31, 2010 were effective to ensure that information required to be disclosed in those reports you filed or submitted under the Exchange Act was accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

5. Further, please confirm for us that you will include the complete definition of your disclosure controls and procedures in future filings.

(b) Management's Report on Internal Control over Financial Reporting, page 66

6. You state that management "believes" that your internal control over financial reporting was effective as of July 31, 2009. Please confirm, if true, that management <u>concluded</u> that your internal control over financial reporting was effective as of July 31, 2009 and confirm that, in future filings, you will disclose whether management concludes that your internal control over financial reporting is effective as of the end of the period covered by the report.

7. In this section, you define the term "internal control over financial reporting" incorrectly by using the definition of disclosure controls and procedures. However, Rules 13a-15(f) and 15d-15(f) under the Exchange Act define the term as a process designed by, or under the supervision of, your principal executive and financial officers, or persons performing similar functions, and effected by your board, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets and provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, receipts and expenditures are being made only in accordance with authorizations of your management and directors, and regarding prevention or timely detection of unauthorized acquisition, use, or disposition of your assets that could have a material effect on the financial statements.

    Please confirm for us, if true, that your management concluded that your internal control over financial reporting was effective based on the definition of that term as it is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Also, please confirm that you will use the correct definition of internal control over financial reporting in all future filings, as applicable.

Signatures, page 71

8. Please note that your document must be signed by your principal executive officer, your principal financial officer, your principal accounting officer or controller, and at least a majority of your board of directors. See General Instruction D(2)(a) to Form 10-K. Therefore, in future filings, please have your principal accounting officer or controller sign your document in addition to those individuals who have signed the document already. In this regard, if one of the individuals who signed the document is your principal accounting officer or controller, in addition to any other position he or she holds, please add this title below the signature to any title you have written already. See General Instruction D(2)(b) to Form 10-K.

9. Also, please confirm for us, if true, that your principal accounting officer or
    controller, or a person performing similar functions, signed your annual report on
    Form 10-K for the year ended July 31, 2009 and name that individual.

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Please respond to our comments within 10 business days, or tell us by that time
when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at
(202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director